Exhibit 99.1

Kenon’s Subsidiary OPC Announces Electricity Supply Agreement

Singapore, February 11, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that a subsidiary of OPC (which is 80% indirectly held by OPC, such entity, the “Supplier”), which is engaged in the generation and supply of electricity in Israel, entered into an agreement (the “Agreement”) with Partner Communications Company Ltd. (“Partner”) for the purpose of selling electricity to Partner’s consumers, who are household consumers and small consumers (SMB).  The Agreement will enable diversification of OPC’s customer base.

Pursuant to the Agreement, the Supplier will supply electricity up to maximum quantities and under the conditions in the Agreement, to Partner’s customers, who will enter into an agreement with the Supplier and Partner for the supply of electricity by the Supplier.  Partner will be required to maintain interfaces with the electricity consumers in connection with the sale of the electricity pursuant to the Agreement, and will be entitled to the full amount of payments that it will collect from the electricity consumers.  The Supplier will be required to supply the required electricity, and will be entitled to payment from Partner in accordance with the quantity of electricity that electricity consumers consume pursuant to the tariff set forth in the Agreement.

The Agreement does not include an undertaking by Partner to purchase a minimum quantity of electricity or to sign-on a minimum number of consumers, but it does include an undertaking by Partner not to sign-on or supply electricity to electricity consumers from any source other than through the Supplier, so long as a certain number of electricity consumers has not signed on to the Supplier in accordance with the Agreement.

The Agreement sets a maximum number of household electricity consumers that can be signed on to the Supplier, and a maximum hourly consumption in relation to SMB consumers, unless agreed otherwise by Partner and the Supplier.

The term of the Agreement is from April 1, 2024 to March 31, 2030, subject to circumstances under which the Agreement may be terminated before the end of its term.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Agreement, including the undertakings thereunder and other provisions of the Agreement and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to parties’ performance of the Agreement and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.